UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Creative Learning Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22529R106

(CUSIP Number)

BLAKE FURLOW

2110 N Westgate

Boise, ID 83704

(208) 724-7443

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

BLAKE FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,301,239*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,301,239*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,301,239*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 2,250,210 shares of Common Stock held in the name of Blake Furlow and (ii) 51,029 shares of Common Stock held in the name of Anik Furlow.

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CUSIP No. 22529R106

1	NAME OF REPORTING PERSON

ANIK FURLOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,301,239*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,301,239*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,301,239*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 2,250,210 shares of Common Stock held in the name of Blake Furlow and (ii) 51,029 shares of Common Stock held in the name of Anik Furlow.

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CUSIP No. 22529R106

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Other than 658,681 shares of Common Stock awarded to Mr. Furlow in connection with his service as an officer and director of the Issuer, the shares of Common Stock directly owned by the Reporting Persons were purchased with personal funds. The aggregate purchase price of the 1,642,558 shares of Common Stock purchased by the Reporting Persons is approximately $180,707, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Furlow and Rod Whiton entered into a certain Stock Purchase Agreement (the “Agreement”), dated May 8, 2020. Pursuant to the Agreement, Mr. Furlow has agreed to sell 3,000,000 shares of Common Stock (the “Subject Shares”) for an aggregate purchase price of $600,000. Under the terms of the Agreement, the sales and payments will be made in three installments in the amounts and on the dates set forth in the Agreement. The Agreement further provides that until all the sales contemplated by the Agreement are completed, Mr. Furlow will vote the remaining Subject Shares still in his possession per Mr. Whiton’s instructions. The foregoing description of the Agreement does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,181,645 shares of Common Stock outstanding as of May 7, 2020, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2020.

As of the close of business on May 26, 2020, the Reporting Persons beneficially owned 2,301,239 shares of Common Stock, constituting approximately 17.5% of the Common Stock outstanding.

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CUSIP No. 22529R106

(b)       The Reporting Persons have the sole power to vote and the sole power to dispose of each of 2,301,239 shares of Common Stock which they may be deemed to beneficially own.

(c)       Except for the sale of 800,000 shares of Common Stock at a price of $0.25 per share pursuant to the Agreement on May 8, 2020, there have been no other transactions in Issuer’s securities during the past sixty days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Mr. Furlow entered into the Agreement, as described in Item 4, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Stock Purchase Agreement entered into by and between Blake Furlow and Rod Whiton, dated May 8, 2020.

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CUSIP No. 22529R106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2020

/s/ Blake Furlow
BLAKE FURLOW

/s/ Anik Furlow
ANIK FURLOW

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